                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                        Hayes Lemmerz International, Inc.
    -----------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
    -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    420781106
    ------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                David M. Millison
                        Caravelle Investment Fund, L.L.C.
                         425 Lexington Avenue, 2nd Floor
                            New York, New York 10017
                                 (212) 885-4505
    ------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                 January 9, 2000
     ----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]



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                                  SCHEDULE 13D

----------------------------                  -----------------------------
CUSIP No.      420781106                          Page 2 of 19 Pages
----------------------------                  -----------------------------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Caravelle Investment Fund, L.L.C.          I.D. #52-2107241
----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)   [  ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              446,700
    PERSON WITH

                      --------- -------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- -------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                446,700
----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            446,700
----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                  -----------------------------
CUSIP No.      420781106                          Page 3 of 19 Pages
----------------------------                  -----------------------------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Caravelle Advisors, L.L.C.                 I.D. #52-2107624
----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)   [  ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              446,700
    PERSON WITH

                      --------- -------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- -------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                446,700
----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            446,700
----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------                  -----------------------------
CUSIP No.      420781106                          Page 4 of 19 Pages
----------------------------                  -----------------------------

----------- ---------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HBK Caravelle L.L.C.                       I.D. #13-4082591
----------- ---------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                   (b) [ ]

----------- ---------------------------------------------------------------
    3       SEC USE ONLY

----------- ---------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- ---------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)   [  ]

----------- ---------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
---------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              446,700
    PERSON WITH

                      --------- -------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- -------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                446,700
----------- ---------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            446,700
----------- ---------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [ ]

----------- ---------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.5%
----------- ---------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO, HC
----------- ---------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of Caravelle Investment Fund, L.L.C., a Delaware limited liability company (the "Fund"), Caravelle Advisors, L.L.C., a Delaware limited liability company ("Advisors") and HBK Caravelle L.L.C., a Delaware limited liability company ("HBK" and, together with the Fund and Advisors, the "Reporting Entities"). This Schedule 13D relates to the common stock, par value $0.01 per share, of Hayes Lemmerz International, Inc., a Delaware corporation (the "Company"), and to the Proposed Transaction, as defined in Item 4 herein. Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 15300 Centennial Drive, Northville, Michigan 48167.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. Advisors is the investment manager of the Fund and controls the Fund's purchases and sales of securities. HBK is the sole


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member of, and wholly owns, Advisors. The Members of HBK are Andrew R. Heyer,
Jay R. Bloom and Dean C. Kehler. The Fund, Advisors and HBK are all limited liability companies organized in the State of Delaware.

     (b) The address of the principal business and principal office of the Fund, Advisors and HBK is 425 Lexington Avenue, 2nd Floor, New York, New York 10017. The address of the principal business and principal office of Messrs. Heyer, Bloom and Kehler is c/o CIBC World Markets, 425 Lexington Avenue, 3rd Floor, New York, New York 10017.

     (c) The principal business of the Fund is to invest and trade in securities. The principal business of Advisors is to act as investment manager to the Fund. The principal business of HBK is to serve as sole member of Advisors. The principal business of Messrs. Heyer, Bloom and Kehler is to oversee the trading and investment activities of a variety of entities, such business being carried out at the offices of CIBC World Markets, 425 Lexington Avenue, 3rd Floor, New York, New York 10017.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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     (e) None of the Reporting Entities nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Fund, Advisors and HBK are organized in the State of Delaware. Messrs. Heyer, Bloom and Kehler are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds to purchase shares of Common Stock held directly by the Fund (the "Shares") was provided by the Fund's working capital. The Fund acquired the Shares through open market purchases from July 8, 1998 to May 9, 1999 during the normal course of its business activities.

     It is expected that approximately fifty percent (50%) of the funds necessary to complete the Proposed Transaction (as defined in Item 4 herein) will be provided by the Purchaser (as defined in Item 4 herein) and the balance will be provided through additional borrowings by the Companyunder its revolving credit facility with Canadian Imperial

Bank of Commerce and Merrill Lynch Capital Corporation, as managing agents.

     The funds to be provided by the Purchaser are expected to be obtained from capital contributions of TSG Capital Fund II, L.P., a Delaware limited partnership ("TSG Capital"), TSG Associates II, L.P., a Delaware limited partnership ("TSG Associates"), TSG Associates II, Inc., a Delaware corporation ("TSG Inc."), Cleveland A. Christophe, Mark D. Inglis and Darryl B. Thompson (collectively, the "Contributors"). TSG Associates is the sole general partner of TSG Capital. TSG Inc. is the sole general partner of TSG Associates. Messrs. Christophe, Inglis and Thompson are each United States citizens and, together, are the holders of all of the outstanding common stock of TSG Inc. Messrs. Christophe, Inglis and Thompson are the directors of TSG Inc. Messrs. Christophe, Inglis and Thompson are the executive officers of TSG Inc. Each of the Contributors is engaged principally in the business of investing in securities.

Item 4. Purpose of Transaction.

     The Fund purchased the Shares as described herein for investment purposes because of the Reporting Entities' belief that the Company represented an attractive investment based on the Company's business prospects and strategy. Depending onsubsequent developments, and prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

     On January 9, 2000, Joseph Littlejohn & Levy, Inc. delivered to the Board of Directors of the Company a letter dated January 9, 2000 (the "Proposal Letter") on behalf of Joseph Littlejohn & Levy Fund II L.P. ("JLL"), TSG Capital Fund II, L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., Mr. Horst Kukwa-Lemmerz, Ms. Renate Kukwa-Lemmerz, Ms. Marianne Lemmerz, Ms. Inge Kruger-Pressl, Mr. Ranko Cucuz and certain other stockholders of the Company, including, but not limited to, the Fund (collectively, the "Majority Stockholders"). In the Proposal Letter, the Majority Stockholders offered to acquire all of the outstandingCommon Stock not currently owned by the Majority Stockholders (the "Outstanding Shares") for a purchase price of $21.00 per share (the "Proposed Transaction"). The

Proposed Transaction would be consummated pursuant to the terms of a merger agreement (the "Merger Agreement") to be entered into between the Company and either the Majority Stockholders or an entity to be formed on behalf of the Majority Stockholders (in either case, the "Purchaser"). Pursuant to the terms of the Merger Agreement, and subject to the conditions contained therein, the Purchaser or its wholly owned subsidiary would be merged with and into the Company and all the Outstanding Shares would be converted into $21.00 per share in cash. The consummation of the Proposed Transaction will cause the Common Stock to be delisted from the New York Stock Exchange and to become eligible for termination of registration under the Exchange Act. The Proposal Letter is attached hereto as Exhibit 2 and is incorporated herein by reference in its entirety.

     Messrs. Heyer, Bloom and Kehler are the only holders of interests, either directly or through corporate entities, of A.R. Heyer II, LLC, J.R. Bloom II, LLC and D.C. Kehler II, LLC, respectively. These limited liability companies hold certain membership interests in CIBC WG Argosy Merchant Fund 2, L.L.C. CIBC WG Argosy Merchant Fund 2, L.L.C. holds 2,500,000 shares of the Company's non-voting common stock, par value $0.01 per share (the "Argosy Shares"). The Argosy Shares are not registered under the Securities Act and are not listed on any securities exchange. Additionally, Mr. Heyer is a director of the Company.

     The purpose of the Proposed Transaction is for the Majority Stockholders to acquire all of the Outstanding Shares not currently owned by the Majority Stockholders.

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Fund directly holds 446,700 shares of Common Stock. The Fund shares voting and dispositive power over such holdings with Advisors and HBK. As of December 15, 1999, such shares represented 1.5% of the total 30,339,345 shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ending October 31, 1999. The members of HBK are Messrs. Heyer, Bloom and Kehler.

     By virtue of the Proposed Transaction, the Fund, Advisors and HBK may be deemed pursuant to Rule 13d-5 of the Exchange Act to have beneficial ownership of all the shares of Common Stock held by the Majority Stockholders, including, but not limited to, the 446,700 shares held directly by the Fund.

     The Majority Stockholders collectively as a group beneficially own 23,915,613 shares of Common stock of the Company, which, as of December 15, 1999, constituted approximately 78.8% of the issued and outstanding shares of Common Stock of the Company (based upon 30,339,345 shares of common stock outstanding as reported in the Company's Form 10Q for the quarterly period ending October 31, 1999). These holdings include the Argosy Shares.

     Under Rule 13d-5 promulgated under the Exchange Act, the Majority Stockholders may be deemed to be acting as a group and to share beneficial ownership of the shares of common stock of the Company held by other Majority Stockholders. Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of the Company beneficially owned by any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     (b) The Fund, Advisors and HBK share voting and dispositive power over the 446,700 shares of Common Stock held directly by the Fund. To the extent that the Fund's participation in the Proposed Transaction with the Majority Stockholders constitutes a sharing of voting and dispositive power over the shares of Common Stock held by the Majority Stockholders, the Fund, Advisors and HBK share voting and dispositive power over 23,915,613 shares of Common Stock.

     (c) Except as set forth above, during the last sixty days there were no transactions effected by the Reporting Entities, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     The Majority Stockholders have an understanding among themselves to pursue and to consummate the Proposed Transaction.

         By virtue of the relationships among the Reporting Entities as described in Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. By virtue of the relationships among the Majority Stockholders, the Majority Stockholders may be deemed be a "group" under the Federal Securities laws. Except as otherwise set forth in a Schedule 13D or amendment hereto or thereto of any of the Reporting Persons, each Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of the Company beneficially owned by any other Reporting Person or any other Majority Stockholders and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of January 18, 2000, by and among the Reporting Entities.

     2. Proposal letter, dated January 9, 2000, from Joseph Littlejohn & Levy, Inc. to the Board of Directors of Hayes Lemmerz International, Inc.

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                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 19, 2000            CARAVELLE INVESTMENT FUND, L.L.C.

                                   By: CARAVELLE ADVISORS, L.L.C.,
                                       its investment manager


                                   By: /s/ David M. Millison
                                       -------------------------------
                                   Name:  David M. Millison
                                   Title: Senior Portfolio Manager



Dated: January 19, 2000            CARAVELLE ADVISORS, L.L.C.


                                   By: /s/ David M. Millison
                                       -------------------------------
                                   Name:  David M. Millison
                                   Title: Senior Portfolio Manager



Dated: January 19, 2000            HBK CARAVELLE L.L.C.


                                   By: /s/ Jay R. Bloom
                                       --------------------------------
                                   Name:  Jay R. Bloom
                                   Title: Member